

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 8, 2007

Cyrus D. Marter, IV
Vice President-General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

> **Re: Forest Oil Corporation**
> **Registration Statement on Form S-4**
> **Filed February 8, 2007**
> **File No. 333-140532**

Dear Mr. Marter:

We have limited the review of your amended filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   Please supplementally provide us with a list that briefly identifies the contents of all omitted schedules or similar supplements to the merger agreement. We may have additional comments.

3.   Please file the form of proxy card and election form with your next amendment.

4.   We direct you to Item 601(b)(10) of Regulation S-K. Please ensure that all material agreements have been filed as exhibits. In this regard, we note that the standstill agreement entered into with the JANA funds has not yet been filed. Similarly, please file the commitment letter entered into on January 5, 2007 with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. or file the amended credit facility agreements that you intend to use to finance the merger.

5.   If referred to in the proxy statement / prospectus, please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards received from any third party. Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. As appropriate, rather than summarizing each report, you may indicate that there were no material differences between the oral and written versions of a fairness opinion, for example.

Summary, page 1

6.   Where you discuss the "fixed" aggregate amount of cash and the total number of
        shares of Forest common stock to be paid and issued pursuant to the merger,
        please disclose those amounts, which we note to be approximately 23.6 million
        shares of Forest common stock and approximately $740 million in cash based on
        the number of shares of Houston Exploration common stock outstanding on
        January 4, 2007. As indicated in the first comment, please be sure to make this
        change in all applicable places in the document, such as in the risk factors section
        and the "Proration" discussion.

Background to the Merger, page 41

7.   Throughout the discussion in this section, reference is made to various "strategic
        alternatives" considered by the board of Houston or discussed with various
        parties. To facilitate an understanding of the considerations made by the board,
        please avoid the usage of boilerplate terms. Instead, please revise your disclosure
        to describe the specific "strategic alternatives" considered at each meeting in
        which such alternatives were discussed. Describe the alternatives and indicate
        whether any of them were pursued. If not, indicate why not. If they were,
        describe how they were pursued and why they were ultimately rejected.

8.   Although your disclosure has delineated the dates of meetings held and disclosed
        the substantive issues addressed with respect to certain meetings, your disclosure
        should describe the material issues addressed at each meeting. For example, (1)
        specify the substantive issues and questions raised during each of the meetings
        and/or contacts between representatives of the JANA funds and Houston
        Exploration's management that were held "periodically" during the spring of
        2006; (2) on page 43, rather than generally stating that "preliminary
        consider[ation]" and discussion of the JANA unsolicited proposal was
        undertaken, describe the questions asked and the discussions held; (3) describe the
        "other things" that were discussed by Houston Exploration's board of directors at
        the July 24 and 25, 2006 meetings; (4) identify for shareholders the mechanics of
        the Dutch auction procedure that the JANA funds were advocating and delineate
        the advantages and disadvantages to the approach as considered by the board of
        directors of Houston Exploration; (5) disclose the names of and the percentage of
        shares of Houston Exploration held by the "three significant shareholders" from
        whom letters were received in July 2006 that urged the board to sell Houston
        Exploration and disclose whether such shareholders were in support of the JANA
        proposal that was publicly announced in June 2006; (6) identify the members of
        Forest's senior management who began attending meetings in September 2006;
        (7) disclose the other strategic options and benefits discussed at the January 7,
        2007 meeting referenced on page 56, and (8) clarify the nature of any material,

non-public information provided to third parties during these negotiations and meetings and provide us with copies of such.

The above is a non-exhaustive list of areas in the discussion that could be revised. Please review your disclosure and revise accordingly where necessary.

9.   Please revise the discussion in this section to clarify where appropriate, the reasons why the board of directors of Houston decided to pursue certain alternatives and why it did not pursue others. For example, insufficient disclosure has been provided regarding the reasons for the rejection of the June 2006 unsolicited JANA proposal to purchase Houston and the rejection of the Company B proposal. Disclosure regarding the reason for the board's rejection of both proposals makes reference to the consideration of "execution risks". Revise to clarify what such risks are and why, relative to any other proposal being considered at the time, the risk associated with execution was considered to be greater than the risk associated with pursuing an alternative or maintaining the status quo.

10.   We refer you to disclosure in the last paragraph on page 43. Please supplement the disclosure to describe why the board believed that a sale by auction was preferable to the sale to JANA directly. Moreover, you refer to the Henry Hub spot price but omit disclosure that explains the relevance of the spot price to the board's conclusions that the sale to JANA at the price offered was not in the best interests of Houston Exploration. Please clarify your disclosure accordingly. We note a similar reference to the consideration of the Henry Hub spot price that omits disclosure of the relevance of that price on page 56.

11.   As disclosed in the prospectus, by September 15, 2006, the board of directors of Houston Exploration had not received any formal offers from any other party other than the JANA funds but rather, had received indications of interest by several parties, as disclosed on page 45, who were interested in a transaction valued at significantly less than the $62 per share proposal offered by the JANA funds. Please supplement your disclosure to address why the board chose not to pursue the JANA funds' offer as of September 15, 2006 in light of the aforementioned facts.

Opinion of Forest's Financial Advisor, page 61

Miscellaneous, page 68

12.   We note your disclosure that you have agreed to pay Credit Suisse a customary
        fee for its financial advisory services. Please expand your disclosure to quantify
        the fees paid, or to be paid, to Credit Suisse for their services in connection with
        the merger transactions, including contingent fees.

The Merger Agreement, page 92

Merger Consideration, page 93

13.   Please disclose, if true, that any fluctuations in price of the Houston Exploration
        common stock will not be reflected in the per share cash and stock consideration.

14.   Beneath the table presented, provide as of the most recent practicable date,
        reference to the stock price of Forest common stock and the applicable amount of
        per share stock and cash consideration that would have been payable in the
        merger based on such stock price as of the most recent practicable date.

Unaudited Pro Forma Combined Financial Statements, page F-2

General

15.   Please provide pro forma reserve information that includes all disclosures
        required by FAS 69, except for those identified in paragraphs 18 to 20 and 24 to
        29, for each period in which an income statement is provided. Refer to SAB
        Topic 2:D, specifically question 6 and Item 302(b) of Regulation S-K.

Note 3 Spin-off and Merger of Forest's Offshore Gulf of Mexico Operations, page F-7

16.   We note your disclosure within footnote 3(g) that you adjusted income tax
        expense for the effects of pro forma adjustments "based on the Forest's effective
        deferred federal and state tax rates." Please confirm, if true, that the tax rate you
        used represents the statutory rate in effect during the periods for which pro forma
        condensed income statements are presented or otherwise advise.

Note 5 Combined Pro Forma Adjustments, page F-10

17.   We note from your disclosure in footnote 5(i) that the allocation of the purchase price is preliminary and subject to change. Please provide management's assessment as to whether material differences from actual are expected. Consider the guidance contained in SAB Topic 2:A.7 if you believe that the final purchase allocation will result in a materially different presentation than the one presented, including amortization periods and methods.

        We note that your purchase price adjustment, as reflected in footnote 5(i), includes i) estimated direct merger costs and ii) change in control payments to be incurred." We further note that the estimated direct merger costs include "legal and accounting fees, printing fees, investment banking expenses and other merger-related costs." Please tell us how both of these pro forma adjustments meet the continuing impact requirement of Rule 11-02(b)(6) of Regulation S-X.

        We note from your disclosure in footnote 5(vi) that your pro forma adjustment removes interest income earned on cash that Houston Exploration designated for a specific purpose. Please tell us how this adjustment meets the continuing impact requirement of Rule 11-(02)(b)(6) of Regulation S-X.

Note 7 Merger Financing, page F-12

18.   We note your disclosure indicating that upon consummation of the merger as of September 30, 2006, that you would have approximately $1,875,000 outstanding under the credit facilities. Please reconcile the amounts disclosed with the total shown on the pro forma combined balance sheet on page F-3, totaling $1,921,638.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Scot Wulfe, Esq. (via facsimile)
       M.Duru
       J. Goeken
       J.Davis
       A. Parker